GOLDCORP INC.

NEWS RELEASE

2 FOR 1 SHARE SPLIT FINALIZED
RECORD DATE MAY 22, 2002
(All amounts in this news release are expressed in United States dollars, unless otherwise indicated.)

Toronto, May 13, 2002 – GOLDCORP INC. (GG: NYSE; G: TSX) is pleased to announce that final approval has been received and that the record date for its 2 (two) for 1 (one) stock split has been set at May 22, 2002. The stock split was approved on March 21, 2002 by an overwhelming majority (99.7%) of shareholders voting on the matter.

Shareholders of record will receive an additional share for each share that they own on the record date. These additional shares will be distributed to shareholders of record in Canada on May 27 and in the United States on May 28.

The Toronto and New York Stock Exchanges have different rules for listing stocks. As a result, our shares will commence trading on a split basis on two different dates: on Friday May 17, 2002 on the Toronto Stock Exchange (TSX) and on Wednesday, May 29 on the New York Stock Exchange (NYSE).

Management and the Board of Directors believe this decision will increase the trading liquidity of Goldcorp shares, which should lead to enhanced share value. Following completion of this split the number of shares outstanding will increase to 181,790,648 and the number of shares on a fully diluted basis will increase to 206,324,406.

In 2001, Goldcorp was the most profitable North American gold company, on a per share basis. Its Red Lake mine is believed to be the richest gold mine in the world. The company is in excellent financial condition, with no debt and positive free cash flow and earnings. Goldcorp is North America’s largest unhedged gold company, which allows its shareholders to participate fully in a rising gold price environment. Goldcorp’s shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX) and the Chicago Board of Options Exchange (CBOE).

For further information, please contact:

Chris Bradbrook	Corporate Office:
Vice President, Corporate Development Telephone: (416) 865-0326 Facsimile: (416) 361-5741 Email: cbradbrook@goldcorp.com	Goldcorp Inc. 145 King Street, West, Suite 2700 Toronto, Ontario Canada M5H 1J8

General enquiries: (800) 813-1412 (Canada and United States)	Email: info@goldcorp.com Website: www.goldcorp.com